Via Facsimile and U.S. Mail
Mail Stop 4720

November 25, 2009

Christa Davies
Chief Financial Officer
Aon Corporation
200 East Randolph Street
Chicago, IL 60601

      Re: **Aon Corporation**
                Form 10-K for the Year Ended December 31, 2008
                Filed on March 2, 2009
                Definitive Proxy Filed April 3, 2009
                File No. 001-07933

Dear Ms. Davies:

      We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEF 14A

Executive Compensation
Compensation Disclosure and Analysis
Determination of Actual Bonuses, page 35

1. We note your response to our prior comment 1. Please note that we consider all factors considered by the Committee to be material to the process. Additionally, it is not clear from your proposed disclosure how the extent of the PTI achievement was used to determine the bonus amounts. Please also explain the meaning of "allocated uniformly based on the funding formula."

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Nandini Acharya at (202) 551-3495, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director